SEC File Number: 0-52413
CUSIP Number: 593057 102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[  ] Form 10-K    [  ] Form 20-F    [  ] Form 11-K  [X] Form 10-Q   [  ] Form 10-D    [  ] Form N-SAR

For Period Ended: December 31, 2022
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

Full Name of Registrant:	Mexus Gold US
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	PO Box 1036
City, State and Zip Code:	Walnut Grove, CA 95690

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)

The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended December 31, 2022 (the “Form 10-Q”).  Additional time is needed for the Company’s independent registered public accounting firm to complete its review of the Company’s financial statements included in the Form 10-Q and for the Company to provide additional information to its accountants and auditors in order to produce a complete, accurate Quarterly Report. Additionally, the Company seeks an extension to finalize the narrative of the Form 10-Q so that it will properly inform investors and the public of the Company’s actions for the period ended December 31, 2022.  The Company anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV  -  OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

Paul D. Thompson, Sr.	(916) 776-2166
(Name)	(Area Code) (Telephone number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s): [X]  Yes [  ]  No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: [  ] Yes  [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mexus Gold US
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2022	/s/ Paul D. Thompson
Paul D. Thompson President